SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from	to

Commission File Number 0-16163

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation

601 E. Third Street
Little Rock, AR 72201

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 26, 2009

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ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
	2008	2007
Assets:
Noninterest-bearing cash	$1,701	12,606
Investments, at fair value:
Acxiom Corporation common stock	27,699,155	33,504,697
Participant brokerage accounts	1,818,403	3,011,846
Mutual funds	151,793,098	235,987,134
Common collective trust funds	28,659,544	27,306,145
Total investments at fair value	209,970,200	299,809,822
Participant notes receivable	6,164,858	6,321,456
Net assets available for benefits before adjustment	216,136,759	306,143,884
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	220,254	(114,148)
Net assets available for benefits	$216,357,013	306,029,736
See accompanying notes to financial statements.

2

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008
Investment income (loss):
Dividends	$10,395,525
Interest	529,011
Net depreciation in fair value of investments	(105,100,107)
(94,175,571)
Contributions:
Participants	20,892,292
Employer	7,612,620
Rollovers	1,475,966
29,980,878
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	25,359,201
Plan expenses	118,829
Total deductions	25,478,030
Decrease in net assets available for benefits	(89,672,723)
Net assets available for benefits, beginning of year	306,029,736
Net assets available for benefits, end of year	$216,357,013
See accompanying notes to financial statements.

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ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Investment Committee, as appointed by the board of directors, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each nonhighly compensated participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan provides a discretionary matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%).

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2008 and 2007, the Company contributed 704,455 and 432,439 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2008 and 2007 range from 5.0% to 11.5%, with maturity dates ranging from January 2009 to November 2016.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee’s termination date and are used to reduce future company matching contributions or to pay plan expenses.

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $61,232 and $28,932, respectively. These accounts will be used to reduce future Employer contributions. During 2008, $360,095 of participants’ accounts were forfeited and Employer contributions were reduced by $310,490 from forfeited nonvested accounts. During 2008, the forfeiture account balance was decreased by $17,305 on the fair market value of the investments held in the account.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 25 mutual funds, two common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.

The Plan’s investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2008 was 4.82% after expenses.

The Plan’s investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the year ended December 31, 2008 was (36.95)% after expenses.

5	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain prior year balances have been reclassified to conform with the current year presentation.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157 (note 2(c)).

(c)	Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about assets and liabilities measured at fair value. Specifically, SFAS 157:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•

Establishes a three level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

6	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

•	Expands disclosures about instruments measured at fair value.

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents a summary of the Plan’s investment assets and liabilities measured at fair value as of December 31, 2008:

Following is a description of the valuation methodologies used for assets measured at fair value. See also note 2(d) for more information.

(a)	Cash and cash equivalents; common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

7	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Common and collective trusts; mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

(d)	Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, Acxiom Corporation common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices. Investments in common collective trust are valued based on their net asset value as determined by the Trustee, based on the fair value of the underlying assets. As described in the Financial Accounting Board (FASB) Staff Position (FSP) AAG INV-1 and Statement of Position No. 94-4-1 Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare Pension Plans, investment contracts held by a defined contribution plan are required to be recorded at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year end.

(e)	Participant Notes Receivable

Participant notes receivable are stated at amortized cost which represents the unpaid principal balance plus accrued interest.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

8	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The fair value of individual investments representing 5% or more of net assets available for benefits as of December 31 is as follows:

9	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

(4)	Plan Administration

The Plan is administered by the Company. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated July 21, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Related Party Transactions

Certain investments represent mutual funds managed by T. Rowe Price, the trustee. In addition, non interest-bearing cash of $1,701 at December 31, 2008, is held by T. Rowe Price. Accordingly, these transactions qualify as related party transactions. During 2008 and 2007, total fees paid to T. Rowe Price were $118,829 and $24,319, respectively. Other related party transactions involve the common stock of the Company and participant notes receivable.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Plan’s Form 5500:

10	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of benefit payments to participants per the financial statements to Form 5500:

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

11	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(10)	Subsequent Events

The merger of Insight America 401(k) into the Acxiom Retirement Savings Plan was approved by the Investment Committee on December 10, 2008. The amendment was approved on February 17, 2009, with an effective date of May 1, 2009. Both plans were sponsored by Acxiom Corporation after Acxiom acquired Insight America in 2005. On May 1, 2009, Insight America will transfer all of its assets to the Plan. After the Insight America Plan merges into the Plan, the Plan will continue to operate under the name of the Acxiom Corporation Retirement Savings Plan.

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ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
Identity of issuer, borrower,				Current
lessor, or similar party		Description	Shares	value
*	Acxiom Corporation	Common stock	3,415,432	$27,699,155
	Participant Brokerage Accounts	Tradelink Investments		1,818,403
		Mutual funds:
*	T. Rowe Price	Prime Reserve Fund	160	160
		Retirement Income Fund	54,679	564,283
		Retirement 2005 Fund	29,813	257,582
		Retirement 2010 Fund	139,722	1,566,280
		Retirement 2015 Fund	190,528	1,581,383
		Retirement 2020 Fund	347,265	3,858,109
		Retirement 2025 Fund	408,143	3,240,654
		Retirement 2030 Fund	429,661	4,795,019
		Retirement 2035 Fund	362,127	2,820,967
		Retirement 2040 Fund	371,864	4,120,254
		Retirement 2045 Fund	32,299	238,365
		Retirement 2050 Fund	21,834	135,372
		Retirement 2055 Fund	12,798	78,453
		Growth Stock Fund	772,982	14,872,168
		New Horizons Fund	320,280	5,697,775
		Small-Cap Value Fund	586,348	13,779,177
		Mid-Cap Growth Fund	544,273	17,781,387
		Balanced Fund	1,165,813	16,379,673
		Eagle Small Cap Growth – R5	39,161	830,990
		Equity Income Fund	1,044,636	17,842,389
		Spectrum Income Fund	825,072	8,522,995
		Spectrum Growth Fund	502,948	5,527,399
	PIMCO	PIMCO Total Return Instl.	479,125	4,858,327
	American Funds	American Growth Fund
		of America – R5	321,229	6,565,925
	American Funds	American Funds Europacific
		Growth – R5	464,151	12,973,034
	J P Morgan	J P Morgan Mid-Cap Value Instl.	186,815	2,904,978
		Total mutual funds		151,793,098
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund – Sch A	23,716,324	23,716,324
*	T. Rowe Price	Equity Index Trust	180,015	4,943,220
		Total common collective
		trust funds		28,659,544
*	Participant notes receivable, interest rates range from 5.0% – 11.5%
	and maturities of January 2009 to November 2016			6,164,858
		Total investments		$216,135,058
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.
See accompanying report of independent registered public accounting firm.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 26, 2009	By:	/s/ Christopher W. Wolf

Christopher W. Wolf

Chief Financial Officer &

Executive Vice President

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